Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-147909, 333-159087 and 333-166490) pertaining to the 2001 Stock Option Plan and the 2007 Equity Incentive Plan of SuccessFactors, Inc. and Registration Statement (Form S-3 No. 333-169134) for the registration of 903,733 shares of SuccessFactors, Inc. common stock of our report dated February 26, 2010, with respect to the consolidated balance sheet of SuccessFactors, Inc. as of December 31, 2009, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2009 included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/    Ernst & Young LLP

San Francisco, California

March 8, 2011